Correspondence

August 28, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205049
Mail Stop 4561

Attention: Brittany Ebbertt

Re:	Westsphere Asset Corporation, Inc. Form 10-KSB for fiscal Year End December 31, 2007 Filed April 15, 2008-07-24 File No. 000-32051

Dear Ms Ebbertt:

This correspondence has been filed on the EDGAR system in response to the Staff’s comments of August 15, 2008 which is reproduced below for convenience.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A. Controls and Procedures

1.	We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts it conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please further amendment the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that support your conclusion.

The Company proposes to amend the 10-KSB to disclose the failure to publish the report on effectiveness of internal controls and the why the error occurred. The Company also proposing disclosure of its revised conclusions and add a risk factor on the importance of regulatory compliance. Following is the proposed amended section.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of this Annual Report on Form 10-KSB for the year ended December 31, 2007, management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal controls over financial reporting, pursuant to Rule 13a-15 under the Exchange Act. Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were effective as of December 31, 2007.

However the Company was required to publish its Report on Internal Control over Financial Reporting in the April 2008, 10-KSB filing and failed to do so as a result of a misinterpretation of the regulation regarding when filing the report was required. The error may have occurred given that the regulation requiring publication of the report has been changed numerous times over the past several years and that at the time of filing the Form 10KSB, publishing the report was required even though there was a proposed regulation that the report would not be required until our next annual report.

Upon review by management, the failure to file our report on internal controls did not significantly impact our conclusions regarding the effectiveness of our internal controls over financial reporting as of the end of the fiscal year. We concluded that our internal controls are effective despite the failure which we believe was an unintentional error, unlikely to be repeated in the future. At the time of the original filing and at the filing of this Amendment there were no significant changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter or subsequently that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, the Company does not intend to minimize the importance of any detail of regulatory compliance. As a result, Investors should consider the following risk factor.

We may be subject to regulatory scrutiny and sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to our internal controls over financial reporting and/or if we have material internal control weaknesses which may result in material financial reporting errors

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting beginning with our annual report filed for a fiscal year ending on or after December 15, 2007 and have our independent registered public accounting firm attest to our internal controls for fiscal years ending on or after December 15, 2009. Compliance with these requirements can be expensive and time-consuming.

While we believe that we will be able to meet the applicable deadlines, no assurance can be given that we will meet the required deadlines in future years. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our internal controls when we are required to have such attestation, or if we have material internal control weaknesses which may result in material financial reporting errors, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, failure to provide the required management report would render our annual report materially deficient. As a result, we would not be timely or current in our Exchange Act reporting. This would result in us not being eligible to file new Form S-3 or Form S-8 registration statements and the loss of the availability of Rule 144. Because the filing of the annual report constitutes the Section 10(a)(3) update for any effective Forms S-3 or S-8, we also would be required to suspend any sales under already effective registration statements. However, now that we have amended our annual report to provide the required management’s report on whether or not internal control is effective, we would be able file new Forms S-8 and resume making sales under already effective Forms S-8, and shareholders can avail themselves of Rule 144 (assuming all other conditions to use of the form or rule are satisfied). Although amending the annual report to provide management’s report may result in us becoming current in our Exchange Act reports, it would remain untimely and we would not be eligible to file new Forms S-3.

We will await your response prior to filing an amendment. Should you wish to contact us, please call 1-403-290-0264 or contact the Company’s legal counsel, Dennis Brovarone, 303 466 4092.

Regards,

/s/ Douglas Mac Donald
Douglas Mac Donald
President & CEO
Westsphere Asset Corporation, Inc.

Cc: Kim Law, CFO